Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 1 DATED AUGUST 3, 2020

TO THE OFFERING CIRCULAR DATED JUNE 19, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 19, 2020, as filed by us with the Securities and Exchange Commission on June 19, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our distributions;
●	Announce our net asset value per share as of June 30, 2020; and
●	Update our plan of operation.

Distributions

On May 28, 2020, our Manager authorized a daily cash distribution of $0.0015721311 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on July 1, 2020 and ending on July 31, 2020 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about August 15, 2020.

This distribution equates to approximately 6.0% on an annualized basis assuming a $9.59 per share net asset value, calculated for the period beginning July 1, 2020 and ending July 31, 2020. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Net Asset Value Per Share as of June 30, 2020

On July 31, 2020, our Manager determined that our net asset value (“NAV”) per share is $9.59 as of June 30, 2020. This NAV per share will be effective until updated by us on or about September 30, 2020, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2020 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2020.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective August 3, 2020, the offering price per share is $9.59, our NAV per share as of June 30, 2020. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $9.59 and repurchases of shares made pursuant to the share repurchase program will be made at $9.59.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

2395 29th Avenue – San Francisco, CA

As previously disclosed, on February 16, 2018, we acquired a $4,750,000 senior loan investment related to the acquisition and renovation of an 11-unit, mixed-use property located at 2395 29th Avenue, San Francisco, California.

On July 29, 2020, the senior loan was paid off in in full in the amount of $4,828,665, which included (i) $4,750,000 in outstanding principal plus $30,611 in accrued interest, (ii) an exit fee of $47,500, which was paid to an affiliate of our Manager and (iii) legal fees.